Exhibit 99

FROM:	Sun International
Paradise Island, The Bahamas
Contact: John Allison
Tel: +1.242.363.6016

FOR IMMEDIATE RELEASE

SUN INTERNATIONAL ANNOUNCES FILING OF
UNIVERSAL SHELF REGISTRATION STATEMENT

PARADISE ISLAND, The Bahamas, May 22, 2002 – Sun International Hotels Limited (NYSE: SIH) (“Sun International”) announced today that it has filed a universal shelf registration statement with the Securities and Exchange Commission relating to the sale of up to $500 million in securities. The shelf registration statement allows Sun International the flexibility as to the type of security it could choose to sell in the future, including various types of debt securities, ordinary shares, preference shares and warrants, and replaces Sun International’s previously filed shelf registration statement which related only to debt securities. Sun International may also utilize the shelf registration statement to register secondary sales of ordinary shares by selling shareholders. At present, Sun International does not have any plans to issue any additional debt securities, ordinary shares, preference shares or warrants pursuant to the shelf registration statement.

Copies of the registration statement and Sun International’s other SEC filings may be obtained at the SEC’s web site at www.sec.gov.

The registration statement filed with the Securities and Exchange Commission has not yet become effective. The securities registered under this registration statement may not be sold, nor may offers to buy the securities be accepted, prior to the time the registration statement becomes effective. Following the effective date of the shelf registration, the securities may be offered from time to time directly by the company or through underwriters at amounts, prices, interest rates and other terms to be determined at the time of the offering.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities of Sun International, nor shall there be any sale of securities of Sun International in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Inquiries should be directed to John R. Allison, Executive Vice President -- Chief Financial Officer of Sun International Hotels Limited, at 242-363-6016. For other information you can also visit our website at www.sunint.com.

Certain statements and information included in this release constitute “forward looking statements” within the meaning of the Federal Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of Sun International to be materially different from any future results, performance, or achievements expressed or implied in such forward looking statements. Additional discussion of factors that could cause actual results to differ materially from management’s projections, forecasts, estimates and expectations is contained in the Sun International’s SEC filings.